
Join 1,000's of others expressing their interest in investing in The Shift.

The Shift is a bold, new, faith-inspiring movie that treats faith--and the trials of being a believer--honestly, without pulling any punches.

Click the link to express interest in investing in The Shift today: https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





The Shift Film
Published by Angel Studios · October 15 at 2:16 PM · 🌐

"From the beautiful production value to the importance of this story, I was blown away." - Dallas Jenkins

Click the link to express interest in investing in The Shift today: https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





The Shift Film

Published by Angel Studios ❓ · October 20 at 2:40 PM · 🌐

Our previous offers to invest in THE SHIFT were so successful, especially towards the end. We also heard from so many people who missed out that we are now taking pledges for a possible third round of crowdfunding.

Express interest in investing in the Shift and you'll be the first to know if the investment goes live.

Click the link to express interest in investing in The Shift today: https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.







The Shift Film
Published by Angel Studios · October 13 at 12:37 AM ·

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

The Shift Film
Published by Angel Studios ❓ · October 15 at 2:16 PM · 🌐

"From the beautiful production value to the importance of this story, I was blown away." - Dallas Jenkins

Click the link to express interest in investing in The Shift today: https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





The Shift Film
Published by Angel Studios · 19h · 🌐

· · ·

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



The Shift Film
Published by Angel Studios 🔵 · 19h · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

